Exhibit 99.1

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Date of this announcement

Friday October 23, 2026

The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
New class - code to be confirmed	Unlisted options expiring 8 October 2031, ex $0.38	912,000	23/10/2026

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	**Registration number**
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

23/10/2026

Part 2 - Issue details

2.1 The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:
does not have an existing ASX security code ("new class")

Part 3C - number and type of +securities the subject of this notification (new class)

ASX +security code

New class - code to be confirmed

+Security description

Unlisted options expiring 8 October 2031, ex $0.38

+Security type

Options

ISIN code

Date the +securities the subject of this notification were issued

23/10/2026

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

Options Details

+Security currency	**Exercise price**	**Expiry date**
AUD - Australian Dollar	AUD 0.38000000	8/10/2031

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

ATH : ORDINARY FULLY PAID

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

https://asx.api.cmfyapp.com/asx-research/1.0/file/2924-03083865-3A692204&v=undefined

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

912,000

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	229,150,845
ATHOA : OPTION EXPIRING 26-FEB-2027	24,446,043

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $1.875	200,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $1.19	230,000
ATHAE : OPTION EXPIRING 08-AUG-2030 EX $0.65	230,000
ATHAF : OPTION EXPIRING 08-AUG-2030 EX USD 0.43	6,248,004
ATHAD : OPTION EXPIRING 01-JUL-2030 EX $0.50	300,000
ATHAJ : OPTION EXPIRING 15-APR-2031 EX USD 0.302	4,245,000
ATHAK : OPTION EXPIRING 15-APR-2031 EX $0.45	540,000
ATHAL : OPTION EXPIRING 15-JUN-2031 EX $1.00	3,000,000
ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.50	3,400,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.525	160,000
ATHAAM : OPTION EXPIRING 13-JAN-2031 EX USD 0.285	870,000
ATHAG : OPTION EXPIRING 26-MAR-2031 EX USD 0.285	1,230,000
ATHAB : OPTION EXPIRING 13-MAR-2029 EX USD 0.155	1,250,000
ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.20	353,334

ATHAC : OPTION EXPIRING 21-MAR-2029 EX USD 0.15	800,004
New class - code to be confirmed : Unlisted options expiring 8 October 2031, ex $0.38	912,000

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?
Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13